
Mail Stop 4628

September 25, 2018

Via E-mail
Arkady Volozh
Chief Executive Officer
Yandex N.V.
Schiphol Boulevard 165
Schiphol 1118 BG, The Netherlands

>   **Re: Yandex N.V.**
>   **20-F Fiscal Year Ended December 31, 2017**
>   **Filed March 27, 2018**
>   **File No. 1-35173**

Dear Mr. Volozh:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comment. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

General

1. The flights.Yandex.com website offers flights serving North Korea and Sudan. Additionally, we are aware of news reports indicating that Yandex.market was chosen by Samsung to become the main platform to search for goods using Bixby, and that Bixby's voice capabilities have expanded to more than 200 countries, including Syria.

   North Korea, Sudan and Syria are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and/or export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with North Korea, Sudan and Syria, including contacts with their governments, whether through subsidiaries, affiliates, partners, customers, joint ventures or other direct or indirect arrangements. Please also discuss the materiality of those contacts, in quantitative terms and in terms of qualitative factors that a reasonable investor would

deem important in making an investment decision. Tell us the approximate dollar amounts of revenues, assets and liabilities associated with those countries for the last three fiscal years and the subsequent interim period. Address for us the potential impact of the investor sentiment evidenced by divestment and similar initiatives that have been directed toward companies that have operations associated with U.S.-designated state sponsors of terrorism.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Daniel Leslie, Staff Attorney, at (202) 551-3876 or me at (202) 551-3470 if you have any questions about the comment or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Barbara Jacobs
        Assistant Director
        Division of Corporation Finance

        Roman Krupenin
        Legal Counsel
        Yandex N.V.

        Timothy & Corbett
        Morgan, Lewis & Bockius UK LLP